Exhibit 99.2

Auna S.A. and Subsidiaries Condensed Consolidated Interim Financial Statements March 31, 2026

Auna S.A. and Subsidiaries

Condensed Consolidated Interim Financial Statements

March 31, 2026

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Financial Position
As of March 31, 2026 and December 31, 2025

In thousands of soles	March 31, 2026	December 31, 2025	In thousands of soles	March 31, 2026	December 31, 2025
Assets			Liabilities
Current assets			Current liabilities
Cash and cash equivalents	408,586	335,441	Loans and borrowings	399,999	316,339
Trade accounts receivable	1,120,926	1,042,792	Lease liabilities	30,907	29,282
Other assets	281,132	258,511	Trade accounts payable	1,097,326	1,053,395
Inventories	159,211	164,798	Other accounts payable	260,092	225,465
Other investments	20,331	30,237	Provisions	11,020	10,161
Insurance contract assets	10,367	12,778	Derivative financial instruments	27,188	22,903
Total current assets	2,000,553	1,844,557	Insurance contract liabilities	10,325	9,447
			Deferred income	96	98
Non-current assets			Total current liabilities	1,836,953	1,667,090
Trade accounts receivable	527	486
Other assets	27,374	26,910	Non-current liabilities
Investments in associates and joint venture	31,602	29,848	Loans and borrowings	3,287,836	3,216,171
Property, furniture, and equipment	2,358,261	2,287,002	Lease liabilities	96,506	94,237
Intangible assets	2,817,159	2,704,351	Trade accounts payable	1,168	1,450
Right-of-use assets	114,561	113,116	Other accounts payable	230,309	221,940
Investment properties	6,640	6,340	Derivative financial instruments	25,982	39,647
Derivative financial instruments	65,807	54,036	Deferred tax liabilities	290,612	291,086
Deferred tax assets	264,845	230,716	Deferred income	72	87
Other investments	462	702	Total non-current liabilities	3,932,485	3,864,618
Total non-current assets	5,687,238	5,453,507	Total liabilities	5,769,438	5,531,708

			Equity
			Share capital	17,390	17,389
			Share premium	1,210,778	1,209,715
			Reserves	696,446	566,271
			Retained losses	(186,067)	(192,615)
			Equity attributable to the owner of the Company	1,738,547	1,600,760
			Non-controlling interest	179,806	165,596
			Total equity	1,918,353	1,766,356
Total assets	7,687,791	7,298,064	Total liabilities and equity	7,687,791	7,298,064

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income
For the three months ended March 31, 2026 and 2025

	Three-month period ended March 31
In thousands of soles	2026	2025
Revenue
Insurance revenue	296,834	268,127
Healthcare services revenue	798,650	694,476
Sale of medicines	82,092	79,266
Total revenue from contracts with customers	1,177,576	1,041,869
Cost of sales and services	(746,517)	(660,248)
Gross profit	431,059	381,621
Selling expenses	(62,269)	(53,606)
Administrative expenses	(214,114)	(182,452)
Loss for impairment of trade receivables	(8,515)	(15,651)
Other income	8,698	9,262
Operating profit	154,859	139,174
Finance income	3,720	5,713
Finance income from exchange difference	-	37,097
Finance costs	(118,231)	(123,229)
Finance costs from exchange difference	(26,425)	-
Net finance cost	(140,936)	(80,419)
Share of profit of equity-accounted investees	2,539	2,772
Profit before tax	16,462	61,527
Income tax expense	(6,975)	(23,564)
Profit for the period	9,487	37,963
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedges	(8,731)	(17,379)
Foreign operations – foreign currency translation differences	148,080	18,529
Other investments at FVOCI – net change in fair value	(239)	784
Income tax	1,469	5,487
Other comprehensive income for the period, net of tax	140,579	7,421
Total comprehensive income for the period	150,066	45,384
Income attributable to:
Owner of the Company	6,548	35,426
Non-controlling interest	2,939	2,537
	9,487	37,963
Total comprehensive income attributable to:
Owner of the Company	135,856	38,827
Non-controlling interest	14,210	6,557
	150,066	45,384
Earnings per share
Basic and diluted earnings per share	0.09	0.48

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Equity
For the three months ended March 31, 2026 and 2025

		Equity attributable to the owner of the Company
In thousands of soles	Share capital	Share premium	Other capital reserve	Translation reserve	Cost of hedging reserve	Hedging reserve	Merger and other reserves	Shared- based payment reserve	Retained earnings (losses)	Total	Non- controlling interest	Total equity
Balances as of December 31, 2024	17,387	1,208,586	93,012	(232,770)	15,392	(36,494)	676,491	9,145	(273,533)	1,477,216	145,724	1,622,940
Balances as of January 1, 2025	17,387	1,208,586	93,012	(232,770)	15,392	(36,494)	676,491	9,145	(273,533)	1,477,216	145,724	1,622,940
Profit for the period	-	-	-	-	-	-	-	-	35,426	35,426	2,537	37,963
Other comprehensive income for the period	-	-	-	14,509	(17,839)	5,947	784	-	-	3,401	4,020	7,421
Total comprehensive income for the period	-	-	-	14,509	(17,839)	5,947	784	-	35,426	38,827	6,557	45,384
Issuance of shares	2	1,129	-	-	-	-	-	(1,131)	-	-	-	-
Equity-settled share-based payment	-	-	-	-	-	-	-	2,725	-	2,725	-	2,725
Total transactions with the owner of the Company	2	1,129	-	-	-	-	-	1,594	-	2,725	-	2,725
Balances as of March 31, 2025	17,389	1,209,715	93,012	(218,261)	(2,447)	(30,547)	677,275	10,739	(238,107)	1,518,768	152,281	1,671,049
Balances as of December 31, 2025	17,389	1,209,715	109,708	(148,652)	(21,146)	-	607,155	19,206	(192,615)	1,600,760	165,596	1,766,356
Profit for the period	-	-	-	-	-	-	-	-	6,548	6,548	2,939	9,487
Other comprehensive income for the period	-	-	-	136,809	20,849	(28,111)	(239)	-	-	129,308	11,271	140,579
Total comprehensive income for the period	-	-	-	136,809	20,849	(28,111)	(239)	-	6,548	135,856	14,210	150,066
Issuance of shares	1	1,063	-	-	-	-	-	(1,064)	-	-	-
Equity-settled share-based payment	-	-	-	-	-	-	-	1,931	-	1,931	-	1,931
Total transactions with the owner of the Company	1	1,063	-	-	-	-	-	867	-	1,931	-	1,931
Balances as of March 31, 2026	17,390	1,210,778	109,708	(11,843)	(297)	(28,111)	606,916	20,073	(186,067)	1,738,547	179,806	1,918,353

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows
For the three months ended March 31, 2026 and 2025

	Three-month period ended March 31
In thousands of soles	2026	2025
Cash flows from operating activities
Profit for the period	9,487	37,963
Adjustments for:
Depreciation	29,635	28,310
Depreciation of right-of-use assets	7,119	6,914
Amortization	20,738	18,160
Impairment of inventories	668	120
Equity-settled share-based payment transactions	1,931	2,725
Loss on disposal of property, furniture, and equipment	97	184
Loss for impairment of trade receivables	8,515	15,651
Share of profit of equity-accounted investees	(2,539)	(2,772)
Provisions	1,053	470
Finance income	(3,720)	(42,810)
Finance costs	144,656	123,229
Tax expense	6,975	23,564
Net changes in assets and liabilities:
Trade accounts receivable and other assets	(27,140)	(64,073)
Inventories	11,184	25,163
Trade accounts payable and other accounts payable	25,264	(15,745)
Provisions and employee benefits	(619)	(1,675)
Insurance contract liabilities	3,417	4,597
Cash generated from operating activities	236,721	159,975
Income tax paid	(65,427)	(58,498)
Interest received	3,598	4,538
Net cash from operating activities	174,892	106,015
Cash flows from investing activities
Payment for accounts payable to former shareholder	(415)	(11,193)
Purchase of properties, furniture, and equipment	(19,648)	(31,932)
Proceeds from sale of property, furniture, and equipment	12	72
Purchase of intangibles	(14,343)	(16,839)
Purchase of other investments, net of sales	11,619	1,612
Payment for contingent consideration	-	(5,409)
Net cash used in investing activities	(22,775)	(63,689)
Cash flows from financing activities
Proceeds from loans and borrowings	124,545	339,945
Payment for loans and borrowings	(148,053)	(330,223)
Payment for lease liabilities	(10,294)	(11,235)
Payment for derivatives premiums	-	(1,208)
Penalty paid for debt prepayment	(163)	-
Interest paid	(49,243)	(75,294)
Proceeds from settlement of derivatives - interest rate swaps	(4,494)	182
Net cash used in financing activities	(87,702)	(77,833)
Net increase (decrease) in cash and cash equivalents	64,415	(35,507)
Cash and cash equivalents at January 1	335,441	235,745
Effect of movements in exchange rates on cash held	8,730	779
Cash and cash equivalents at March 31	408,586	201,017
Transactions not representing cash flows
Assets acquired through finance lease and other financing	6,273	742
Assets acquired from suppliers in installments	6,405	9,270

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2026

Operating Segments

A.	Basis for segmentation

The Group has determined four reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Board of Directors (Chief operating decision maker) in deciding how to allocate resources and assess performance.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Oncosalud Peru	Including our prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer.
Healthcare services in Peru	Corresponds to medical services within the network of clinics and health centers in Peru.
Healthcare services in Colombia	Corresponds to medical services within the network of clinics and health centers in Colombia.
Healthcare services in Mexico	Corresponds to medical services within the network of clinics and health centers, and the insurance business in Mexico.

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2026

For the three months period ended March 31, 2026:

	Reportable segments
In thousands of soles	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2026
External revenues	299,424	200,551	398,583	279,018	1,177,576	-	1,177,576
Inter-segment revenue (i)	14,103	80,919	1,422	-	96,444	(96,444)	-
Segment revenue	313,527	281,470	400,005	279,018	1,274,020	(96,444)	1,177,576
External cost of service	(87,576)	(193,829)	(303,174)	(161,938)	(746,517)	-	(746,517)
Inter-segment cost of service (i)	(81,567)	(13,104)	-	-	(94,671)	94,671	-
Segment cost of service	(169,143)	(206,933)	(303,174)	(161,938)	(841,188)	94,671	(746,517)
Gross profit	144,384	74,537	96,831	117,080	432,832	(1,773)	431,059
External selling expenses	(53,819)	(5,748)	(1,178)	(2,327)	(63,072)	803	(62,269)
Segment selling expenses	(53,819)	(5,748)	(1,178)	(2,327)	(63,072)	803	(62,269)
External administrative expenses	(18,797)	(32,330)	(54,939)	(67,300)	(173,366)	-	(173,366)
Inter-segment administrative expenses	(901)	(2,064)	-	-	(2,965)	2,965	-
Corporate expenses	(17,402)	(14,832)	(3,495)	(3,171)	(38,900)	(1,848)	(40,748)
Segment administrative expenses	(37,100)	(49,226)	(58,434)	(70,471)	(215,231)	1,117	(214,114)
Impairment losses on trade receivables	(183)	(984)	(5,830)	(1,519)	(8,516)	1	(8,515)
Other income	436	1,369	1,497	6,387	9,689	(991)	8,698
Inter-segment other income	3,334	219	-	-	3,553	(3,553)	-
Other income	3,770	1,588	1,497	6,387	13,242	(4,544)	8,698
Segment operating profit (loss)	57,052	20,167	32,886	49,150	159,255	(4,396)	154,859
Share of profit of equity accounted investees, net of taxes	729	-	1,810	-	2,539	-	2,539
Exchange difference, net	(3,997)	(1,290)	10,012	33	4,758	(31,183)	(26,425)
Interest expense, net	(5,305)	(5,565)	(25,904)	(45,070)	(81,844)	(32,667)	(114,511)
Segment profit (loss) before tax	48,479	13,312	18,804	4,113	84,708	(68,246)	16,462
Other disclosures
Depreciation and amortization	(10,523)	(10,713)	(10,919)	(22,784)	(54,939)	(2,553)	(57,492)
Capital expenditure	(8,583)	(6,140)	(4,033)	(11,742)	(30,498)	(3,361)	(33,859)
Segment assets	2,407,194	1,030,350	2,654,749	3,277,192	9,369,485	(1,681,694)	7,687,791
Segment liabilities	1,080,692	608,625	1,465,583	2,030,051	5,184,951	584,487	5,769,438

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2026

For the three months period ended March 31, 2025:

	Reportable segments
In thousands of soles	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2025
External revenues	272,823	187,377	338,793	242,876	1,041,869	-	1,041,869
Inter-segment revenue (i)	7,953	76,043	-	-	83,996	(83,996)	-
Segment revenue	280,776	263,420	338,793	242,876	1,125,865	(83,996)	1,041,869
External cost of service	(78,287)	(172,296)	(251,135)	(158,530)	(660,248)	-	(660,248)
Inter-segment cost of service (i)	(74,900)	(7,623)	-	-	(82,523)	82,523	-
Segment cost of service	(153,187)	(179,919)	(251,135)	(158,530)	(742,771)	82,523	(660,248)
Gross profit	127,589	83,501	87,658	84,346	383,094	(1,473)	381,621
External selling expenses	(44,991)	(5,148)	(1,259)	(2,190)	(53,588)	(18)	(53,606)
Segment selling expenses	(44,991)	(5,148)	(1,259)	(2,190)	(53,588)	(18)	(53,606)
External administrative expenses	(19,505)	(28,306)	(45,469)	(51,653)	(144,933)	-	(144,933)
Inter-segment administrative expenses	(103)	(1,649)	-	-	(1,752)	1,752	-
Corporate expenses	(15,675)	(15,365)	(2,876)	(1,735)	(35,651)	(1,868)	(37,519)
Segment administrative expenses	(35,283)	(45,320)	(48,345)	(53,388)	(182,336)	(116)	(182,452)
Impairment losses on trade receivables	(407)	(4,996)	(9,604)	(511)	(15,518)	(133)	(15,651)
Other income	3,333	1,890	1,201	5,765	12,189	(2,927)	9,262
Inter-segment other income	-	-	-	-	-	-	-
Other income	3,333	1,890	1,201	5,765	12,189	(2,927)	9,262
Segment operating profit (loss)	50,241	29,927	29,651	34,022	143,841	(4,667)	139,174
Share of profit of equity accounted investees, net of taxes	1,109	-	1,663	-	2,772	-	2,772
Exchange difference, net	(908)	1,656	25,618	(843)	25,523	11,574	37,097
Interest expense, net	(6,030)	(9,948)	(24,442)	(46,479)	(86,899)	(30,617)	(117,516)
Segment profit (loss) before tax	44,412	21,635	32,490	(13,300)	85,237	(23,710)	61,527
Other disclosures
Depreciation and amortization	(8,659)	(11,522)	(9,808)	(20,777)	(50,766)	(2,618)	(53,384)
Capital expenditure	(4,086)	(16,580)	(2,626)	(15,008)	(38,300)	(1,943)	(40,243)
Segment assets	2,277,885	1,041,349	2,341,241	2,980,865	8,641,340	(1,570,929)	7,070,411
Segment liabilities	1,096,096	638,043	1,353,343	1,825,125	4,912,607	486,755	5,399,362

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2026

(i)	Inter-segment cost of service (claims expense) from the Oncosalud Peru segment and intersegment revenue from our Healthcare Services in Peru segment are presented on a gross basis by adding the corresponding profit margin markup by our Healthcare Services in Peru segment and vice versa. Likewise, our Oncosalud Peru segment consolidates Oncocenter Peru S.A.C., a subsidiary providing healthcare services related to the exclusive treatment of cancer. In the separate financial statements of Oncocenter Peru S.A.C., the revenue mainly consists of the insurance claims expense recorded as cost of sales in the separate financial statements of Oncosalud S.A.C., our insurance subsidiary that is also consolidated in Oncosalud Peru segment. In the segment consolidation process the related revenues from such healthcare services are eliminated with the corresponding claims expense of our insurance subsidiary Oncosalud S.A.C., while the external cost (third parties) of services incurred by Oncocenter Peru S.A.C. remains.